1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 30, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F        x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                        No        x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/08/30

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1	Consolidated Financial Statements as of December 31, 2006 and June 30, 2007 (Unaudited) and for Three Months and Six Months Ended June 30, 2006 and 2007 (Unaudited)

2	Press Release to Report Operating Results for 1H 2007

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements as of

December 31, 2006 and June 30, 2007 (Unaudited) and

for Three Months and Six Months Ended June 30, 2006

and 2007 (Unaudited)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31, 2006	June 30
		2007	2007
	NT$	NT$	US$
		(Unaudited)	(Unaudited) (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$70,673	$82,370	$2,509
Short-term investments	6,951	17,724	540
Trade notes and accounts receivable, net	12,630	12,605	384
Inventories	2,183	4,285	131
Prepaid expenses	907	2,938	89
Deferred income taxes	1,271	1,292	39
Other current assets	6,287	6,043	184

Total current assets	100,902	127,257	3,876

LONG-TERM INVESTMENTS	3,546	4,031	123

PROPERTY, PLANT AND EQUIPMENT, NET	277,426	267,992	8,163

INTANGIBLE ASSETS
3G concession, net	8,983	8,609	262
Patents and computer software, net	210	320	10
Goodwill	73	73	2

Total intangible assets	9,266	9,002	274

OTHER ASSETS
Deferred income taxes, non-current	3,457	3,557	108
Other	4,184	4,664	142

Total other assets	7,641	8,221	250

TOTAL	$398,781	$416,503	$12,686

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	$126	$240	$8
Trade notes and accounts payable	9,906	8,154	248
Income tax payable	12,469	8,804	268
Accrued expenses	19,937	12,073	368
Current portion of deferred income	8,354	8,461	258
Current portion of long-term loans	323	108	3
Dividend payable	—	34,751	1,059
Customers’ deposits	6,654	6,511	198
Other current liabilities	9,344	9,907	301

Total current liabilities	67,113	89,009	2,711

LONG-TERM LIABILITIES
Long-term loans	—	492	15
Deferred income, net of current portion	9,350	8,956	273
Accrued pension liabilities	1,612	2,921	89
Other	561	808	24

Total long-term liabilities	11,523	13,177	401

Total liabilities	78,636	102,186	3,112

MINORITY INTEREST	98	2,229	68

COMMITMENTS AND CONTINGENCIES (Notes 13 and 14)
STOCKHOLDERS’ EQUITY
Capital stock—NT$10 (US$0.3) par value Authorized—12,000,000,000 common shares Issued and outstanding—9,667,845,093 common shares	96,678	96,678	2,945
Capital stock to be issued	—	9,668	295
Capital surplus	164,330	154,704	4,712
Retained earnings	58,727	50,468	1,537
Other comprehensive income	312	570	17

Total stockholders’ equity	320,047	312,088	9,506

TOTAL	$398,781	$416,503	$12,686

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Earnings Per Share and Per ADS Data)

	Three Months Ended June 30			Six Months Ended June 30
	2006	2007	2007	2006	2007	2007
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)
REVENUES	$46,384	$50,648	$1,543	$91,404	$96,429	$2,937

OPERATING COSTS AND EXPENSES
Costs of revenues, excluding depreciation and amortization	15,447	19,305	588	30,872	34,185	1,041
Marketing, excluding depreciation and amortization	4,930	4,669	142	9,972	9,123	278
General and administrative, excluding depreciation and amortization	745	806	25	1,819	1,548	47
Research and development, excluding depreciation and amortization)	733	667	20	1,382	1,288	39
Depreciation and amortization—costs of revenues	9,578	9,278	283	19,235	18,644	568
Depreciation and amortization—other operating expenses	583	580	18	1,155	1,130	35

Total operating costs and expenses	32,016	35,305	1,076	64,435	65,918	2,008

INCOME FROM OPERATIONS	14,368	15,343	467	26,969	30,511	929

OTHER INCOME
Interest	181	387	12	314	692	21
Other income	3	129	4	175	265	8

Total other income	184	516	16	489	957	29

OTHER EXPENSES
Interest	1	5	—	1	7	—
Other expense	154	30	1	137	77	2

Total other expenses	155	35	1	138	84	2

INCOME BEFORE INCOME TAX AND MINORITY INTEREST	14,397	15,824	482	27,320	31,384	956
INCOME TAX EXPENSE	3,941	442	13	7,545	4,888	149

INCOME BEFORE MINORITY INTEREST	10,456	15,382	469	19,775	26,496	807
MINORITY INTEREST	—	103	4	—	95	3

NET INCOME	$10,456	$15,279	$465	$19,775	$26,401	$804

BASIC EARNINGS PER SHARE	$0.98	$1.44	$0.04	$1.85	$2.48	$0.08

DILUTED EARNINGS PER SHARE		$1.44	$0.04		$2.48	$0.08

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	10,636,005,324	10,634,629,602	10,634,629,602	10,707,152,646	10,634,629,602	10,634,629,602

NET INCOME PER PRO FORMA EQUIVALENT ADS
Basic	$9.83	$14.37	$0.44	$18.47	$24.83	$0.76

Diluted		$14.36	$0.44		$24.82	$0.76

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	1,063,600,532	1,063,462,960	1,063,462,960	1,070,715,265	1,063,462,960	1,063,462,960

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Three Months Ended June 30			Six Months Ended June 30
	2006	2007	2007	2006	2007	2007
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)
COMPREHENSIVE INCOME
Net income	$10,456	$15,279	$465	$19,775	$26,401	$804
Cumulative translation adjustments	(1)	(1)	—	(1)	(1)	—
Unrealized loss on available-for-sale securities held by investees	—	(1)	—	—	(1)	—
Unrealized gain on available-for-sale securities	226	80	3	226	260	8

Comprehensive income	$10,681	$15,357	$468	$20,000	$26,659	$812

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Millions, Except Shares Data)

	Capital Stock			Capital Surplus	Retained Earnings				Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Common Shares	Amount	Capital Stock to be Issued		Legal Reserve	Losses on Reserve	Unappropriated Earnings	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2006 (IN NT$)	9,667,845,093	$96,678	$—	$164,330	$44,038	$2,680	$12,009	$58,727	$312	$320,047
Appropriations and distributions of 2006 earnings (unaudited):
Legal reserve	—	—	—	—	3,998	—	(3,998)	—	—	—
Special reserve	—	—	—	—	—	(1)	1	—	—	—
Cash dividends—NT$3.58 per share dividends declared	—	—	—	—	—	—	(34,611)	(34,611)	—	(34,611)
Capital surplus transferred to capital stock to be issued (unaudited)	—	—	9,668	(9,668)	—	—	—	—	—	—
Net income for the six months ended June 30, 2007 (unaudited)	—	—	—	—	—	—	26,401	26,401	—	26,401
Unrealized loss on available-for-sale securities held by investees (unaudited)	—	—	—	—	—	—	—	—	(1)	(1)
Cumulative translation adjustment for foreign-currency investments held by investees (unaudited)	—	—	—	—	—	—	—	—	(1)	(1)
Unrealized gain on available-for-sale securities (unaudited)	—	—	—	—	—	—	—	—	260	260
Adjustment arising from changes in percentage of ownership in investees (unaudited)	—	—	—	3	—	—	(7)	(7)	—	(4)
Adjustment in the changes in capital surplus and unappropriated earnings in investees (unaudited)	—	—	—	39	—	—	(42)	(42)	—	(3)

BALANCE, JUNE 30, 2007 (IN NT$) (UNAUDITED)	9,667,845,093	$96,678	$9,668	$154,704	$48,036	$2,679	$(247)	$50,468	$570	$312,088

BALANCE, JUNE 30, 2007 (IN US$) (UNAUDITED) (Note 3)	9,667,845,093	$2,945	$295	$4,712	$1,463	$82	$(8)	$1,537	$17	$9,506

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Six Months Ended June 30
	2006	2007	2007
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$19,775	$26,401	$804
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	321	423	13
Depreciation and amortization	20,390	19,774	603
Net unrealized gain on short-term investments	—	(2)	—
Loss (gain) on sale of short-term investments	60	(19)	(1)
Loss (gain) on sale of long-term investments	7	(10)	—
Net loss (gain) on disposal of scrap inventories and property, plant and equipment	62	(213)	(7)
Equity in earnings of equity investees	(1)	(47)	(1)
Cash dividends received from equity investees	42	44	1
Share-based compensation	503	5	—
Employee stock bonus	1,381	—	—
Deferred income taxes	553	(56)	(2)
Minority interest	—	95	3
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	965	(70)	(2)
Inventories	881	(894)	(27)
Prepaid expenses	(1,756)	(2,031)	(62)
Other current assets	522	177	5
Other assets	(62)	(274)	(8)
Increase (decrease) in:
Trade notes and accounts payable	(2,700)	(1,864)	(57)
Income tax payable	5,794	(3,786)	(115)
Accrued expenses	(912)	(8,065)	(246)
Customers’ deposits	(430)	4	—
Other current liabilities	707	1,901	58
Accrued pension liabilities	368	1,298	39
Deferred income	(343)	(344)	(11)
Other liabilities	(77)	250	9

Net cash provided by operating activities	46,050	32,697	996

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Six Months Ended June 30
	2006	2007	2007
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale securities	$(2,987)	$(11,028)	$(336)
Proceeds from disposal of available-for-sale securities	1,842	708	21
Acquisitions of held-to-maturity financial assets	—	(300)	(9)
Proceeds from disposal of held-to-maturity securities	—	6	—
Acquisitions of long-term investments	—	(1,093)	(33)
Proceeds from disposal of long-term investments	—	69	2
Acquisitions of property, plant and equipment	(11,947)	(9,692)	(295)
Proceeds from disposal of property, plant and equipment	6	11	—
Acquisitions of patents and computer software	(57)	(60)	(2)

Net cash used in investing activities	(13,143)	(21,379)	(652)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	—	114	4
Payments on principal of long-term loans	(200)	(330)	(10)
Increase in long-term loans	—	22	1
Proceeds from exercise of employee stock option	—	15	—
Purchase of treasury stock	(11,392)	—	—

Net cash used in financing activities	(11,592)	(179)	(5)

CASH BALANCE OF SENAO AND ITS SUBSIDIARIES UPON ITS CONSOLIDATION	—	801	24

CASH BALANCE OF SENAO NETWORKS UPON ITS CONSOLIDATION	—	(243)	(7)

NET INCREASE IN CASH AND CASH EQUIVALENTS	21,315	11,697	356

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	41,891	70,673	2,153

CASH AND CASH EQUIVALENTS, END OF PERIOD	$63,206	$82,370	$2,509

SUPPLEMENTAL INFORMATION
Interest paid	$1	$12	$—

Income tax paid	$78	$8,754	$267

NON-CASH FINANCING ACTIVITIES
Dividends payable	$40,660	$34,751	$1,059

Current portion of long-term loans	$300	$108	$3

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, Chunghwa is subject to requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50%. Portions of the MOTC’s common share holdings had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Portions of the MOTC’s common share holdings had also been sold to Chunghwa’s employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold Chunghwa’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. As of August 12, 2005, the MOTC owned 47.84% shares of Chunghwa and the privatization plan was completed. The MOTC and Taiwan Mobile Co. sold 505,388,900 and 58,959,000 common shares of Chunghwa, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of June 30, 2007 the MOTC owns 35.41% shares of Chunghwa.

Chunghwa’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements including the accounts of Chunghwa and its subsidiaries (collectively, “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these financials statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. The results of operations for interim period are not necessarily indicative of results that may be expected for the entire fiscal year. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.

Principles of Consolidation

The accompanying consolidated financial statements consolidate the results and assets and liabilities of all entities within the scope FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin (ARB) No. 51” (“FIN46R”) which are Variable Interest Entities (VIEs) where the Company is the primary beneficiary. For entities which are not VIEs the Company consolidates all directly and indirectly majority owned subsidiaries of the Company applying the criteria in FASB Statement No. 94 “Consolidation of All Majority-Owned Subsidiaries”. All significant intercompany balances and transactions are eliminated upon consolidation.

Chunghwa has established New Prospect Investments Holdings, Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in March, 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company. Beginning from September 2006, Chunghwa acquired 70% ownership of CHIEF Telecom Co., Ltd and consolidated the accounts from that date. Chunghwa acquired 31.33% of ownership of SENAO International Co., Ltd. in January 15, 2007 and beginning from April 12 2007, Chunghwa obtained four out of seven seats of the board of the directors of SENAO International Co., Ltd. (“SENAO”). Chunghwa has obtained substantial control in SENAO by controlling the board of directors of SENAO and consolidated the accounts of SENAO and its subsidiaries from that date.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, useful lives of long term assets, pension plans, valuation allowances on deferred income taxes, customer service periods, impairment of assets and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates.

Foreign Currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar (NT$) as it is the currency of the primary economic environment. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method—as cumulative translation adjustment in stockholders’ equity.

b.	Financial assets and liabilities—credited or charged to current income.

Business Combination

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given and liabilities incurred or assumed, by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable net assets.

The interest of minority stockholders in the acquiree is initially measured at historical cost.

Cash Equivalents

Cash equivalents include negotiable certificates of deposit, commercial paper purchased and bond with resale agreements with maturities of three months or less from the date of acquisition.

Short-term Investments

Short-term investments include open-ended mutual funds, real estate investment trust funds and listed stocks which are classified as available-for-sale securities. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of stockholders’ equity. Unrealized losses are recorded as a charge to income when deemed other than temporary.

Inventories

Inventories, consisting mainly of telecommunication cables and cellular phone, are stated at the lower of cost (weighted- average cost method) or market value (replacement cost or net realizable value). If the market value is below cost, the Company writes down the inventory to the market value which then becomes the new cost basis.

Long-term Investments

Investments in shares of stock in companies where the Company exercises significant influence over operating and financial policy decisions are accounted for using the equity method of accounting. The difference between the investment cost and the Company’s proportionate share in the fair value of the net assets of the investee at the date of acquisition is recognized as equity method goodwill which is not amortized. Any cash dividends received are recognized as a reduction in the carrying value of the investment. Profits and losses arising from equipment purchases from equity investees are eliminated. For other-than-temporary declines in the value of investments accounted for using the equity method, the investment is reduced to its fair value and an impairment loss is recognized.

Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Cash dividends received are recorded as income and stock dividends received are accounted for as increases in the number of shares held but not recognized as income.

Held-to-maturity financial assets are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. Held-to-maturity financial assets which mature within one year are classified as short-term investment.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation expense is determined based upon the assets’ estimated useful life using the straight-line method.

The estimated useful lives are as follows:

Useful Life (Years)
Buildings and improvements	10-60
Telecommunications equipment:
Transmission equipment	9-30
Exchange equipment	5-20
Miscellaneous equipment	2-10

Cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial improvements, is charged to current income.

Gains and losses on the sale or disposal of property, plant and equipment are recorded as costs of revenues.

Valuation of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

3G Concession

3G Concession represents the amount paid by Chunghwa on March 11, 2002 to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication—2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the “3G concession”). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The holder of the concession must then obtain a network construction permit from the DGT. Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. Chunghwa received a 3G license from MOTC on May 26, 2005 and commenced operations of the network on the same day. The 3G license is valid through December 31, 2018. The 3G Concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Amortization expenses for the six months ended June 30, 2006 and 2007 were NT$374 million each.

Patents and Computer Software

Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Amortization expenses for the six months ended June 30, 2006 and 2007 were NT$67 million and NT$64 million, respectively. Accumulated amortization were NT$1,278 million and NT$1,342 million as of December 31, 2006 and June 30, 2007, respectively.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is held in the currency of the acquired entity and revalued to the closing rate at each balance sheet date.

Goodwill is not subject to amortization but is tested for impairment in accordance with SFAS No. 142, “Goodwill and other Intangible Assets.”

Revenue Recognition

The Company recognizes revenue when they are realized or realizable and earned. Revenues are realized or realizable and earned in accordance with Securities and Exchange Commission, or SEC, Staff Accounting Bulletin No. 104, Revenue Recognition. When the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

The following describes the application of that general policy to particular revenue streams.

The Company records service revenues as follows. Usage revenues from fixed-line services, cellular services, internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers which are payable when the end user enters into an airtime contract.

Deferred income represents one-time connection fees from subscribers and advance received fees of service usage revenues from subscribers and Internet set up fees from enterprises. The deferred income related to one-time connection fees is recognized over the average expected customer service periods showed as follows:

	As of December 31, 2006	As of June 30, 2007
Fixed-line	16	16
Cellular	4	4
Paging	2	2
Internet	4	4

Deferred income related to advance received fees of service usage revenues from subscribers and Internet set up fees from enterprises is recognized as revenues when it is earned and realized or realizable.

The Company expenses the direct cost related to deferred income as incurred.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, the bundled arrangement is accounted for in accordance with the Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services. Total consideration received from 3G data cards does not have objective and reliable fair values for delivered and undelivered items; therefore, the recognition of revenues follows one unit of accounting.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores. Where the Company also pays the third party cellular phone stores incentives to connect new customers and such incentives are identifiable, these incentives are accounted for as a reduction of revenue in accordance with EITF, Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.

Concentrations

For all periods presented, no individual customer or supplier constituted more than 10% of the Company’s revenues, trade notes and accounts receivables, purchases or trade notes and accounts payable. The Company invests its cash with several high-quality financial institutions. The Company also does not have concentrations of available sources of labor, services or other rights that could, if suddenly eliminated, severely impact its operations. However, telecommunications franchises and licenses are issued solely by authority of the ROC government. The withdrawal or the revocation of the franchise and licenses by the ROC government would severely impact the Company’s operations.

Pension Costs

Pension costs are recorded on the basis of actuarial calculations. As a foreign private issuer, Chunghwa adopted SFAS No. 87, “Employers’ Accounting for Pensions,” on July 1, 1996 as it was not feasible for the Company to obtain the information necessary to adopt SFAS No. 87 as of July 1, 1989. Chunghwa had allocated a portion of the transition obligation directly to equity on the date of adoption based on the ratio of: (a) the years elapsed between the effective date in SFAS No. 87 and the adoption date, to (b) the remaining service period of employees expected to receive benefits as estimated at the adoption date.

The projected benefit obligation had been determined by actuarial methods based on the related employees’ service through the date of privatization. An intangible asset representing the unrecognized net losses and unrecognized transition obligations had been recorded on the balance sheet as deferred pension cost. Such amounts represented an additional minimum pension liability and were recorded as an asset as such costs represent a receivable from the MOTC and was fully realized upon privatization.

The MOTC settled related pension obligations on the privatization date and recorded the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets, as contributed capital in stockholders’ equity by applying the guidance in AICPA Interpretation 39 to APB 16 “Business combinations” and FASB Implementation Guide, SFAS 88 Q&A 40.

As of December 31, 2006, the Company adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pensions and Other Postretirement Benefits” (SFAS 158). In accordance with this standard, the Company recorded the funded status of its defined benefit pension as an asset or liability on its consolidated balance sheet with a corresponding offset, net of taxes, recorded in accumulated other comprehensive income (loss) within stockholders’ equity, resulting in an after-tax decrease in equity of $226 million.

Advertising and Promotional Expenses

Advertising and promotional expenses are charged to income as incurred. These expenses were NT$899 million and NT$870 million for the six months ended June 30, 2006 and 2007, respectively.

Research and Development Costs

Research and development costs are charged to income as incurred.

Share-based Compensation

The MOTC made an offer to Chunghwa’s employees to purchase shares of common stock of the Company at a discount from the quoted market price in 2006. The Company records compensation expense for this offer as the difference between the fair value of common stock offered less the amount of the discounted price at the grant date.

The Company adopted Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment” (“SFAS123(R)”), a revision of SFAS123, “Accounting for Stock-Based Compensation” to recognize compensation cost of options granted by SENAO. SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has estimated the fair value of stock options as of the date of grant or assumption using the Black-Scholes option pricing model.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net.

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

Income Tax

The Company is subject to income tax in the ROC. The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for losses carried forward and the future tax consequences attributable to differences between financial statement carrying amounts and their respective tax bases, using enacted laws. The Company treats the investment tax credit as a reduction of current income taxes of the year in which the credit arises and defers unutilized tax credit as deferred income tax assets. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that a portion or the entire deferred tax asset will not be realized.

Under ROC tax regulations, the current year’s tax-basis earnings that are not distributed in the following year are subject to a 10% additional income tax, however, the tax regulations was amended to change 10% income tax from to tax on tax-basis undistributed earnings to tax on book-basis undistributed earnings in May 2006. This 10% additional income tax is recognized in the period during which the related income is generated. The Company adjusts the amount of accrued undistributed earnings tax after the Company’s stockholders approve the distribution of earnings in the following year.

Earnings Per Share and Per Equivalent ADS

Net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Net income per equivalent ADS is calculated by multiplying the above net income per share by ten as each ADS represents ten common shares.

Per share data has been restated for all periods presented to reflect the declaration of the stock dividends.

Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock shall be included in computing the subsidiary’s EPS data. Those per-share earnings of the subsidiary shall then be included in the consolidated EPS computations based on the consolidated Company’s holding of the subsidiary’s securities.

Comprehensive Income

Comprehensive income includes net income plus the results of certain changes in stockholders’ equity during a period from non-owner sources that are not reflected in the statement of operations. Other comprehensive income consists of cumulative translation adjustment, unrealized gain on available-for-sale securities, unrealized loss on available-for-sale securities held by investees and such amounts were (NT$1) million, NT$260 million and (NT$1) million, respectively, for the six months ended June 30, 2007. Under the ROC tax laws, income tax on gains derived from the securities transactions was ceased to be imposed effective beginning after January 1, 1990, at the same time, losses on securities transactions are no longer deductible from income derived from such transactions. As a result, no deferred income tax for unrealized gains or losses on available-for-sale securities has been recorded.

Recent Accounting Pronouncements

The Company has adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions from January 1, 2007. The Company has reviewed its tax positions and concluded they have met the recognition thresholds and measurement attributes prescribed by FIN 48 and therefore, FIN 48 had no impact upon adoption.

In May 2007, the FASB issued Staff Position (FSP) No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48,” which amends FIN 48 and provides guidance concerning how an entity should determine whether a tax position is “effectively,” rather than the previously required “ultimately,” settled for the purpose of recognizing previously unrecognized tax benefits. In addition, FSP No. FIN 48-1 provides guidance on determining whether a tax position has been effectively settled. The guidance in FSP No. FIN 48-1 is effective upon the initial January 1, 2007 adoption of FIN 48. Companies that have not applied this guidance must retroactively apply the provisions of this FSP to the date of the initial adoption of FIN 48. The Company has adopted FSP No. FIN 48-1 and no retroactive adjustments are necessary.

In June 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expand disclosures about fair value measurements. SFAS No. 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, the beginning of the Company’s 2008 fiscal year. The Company is assessing the impact the adoption of SFAS No. 157 will have on the Company’s consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. There is no impact to the Company as a result of the adoption of this standard.

3.	RECLASSIFICATION

Certain accounts of 2006 have been reclassified to conform to the 2007 interim consolidated financial statements presentation.

4.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2007, which was NT$32.83 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CASH AND CASH EQUIVALENTS

	December 31, 2006	June 30, 2007
	NT$	NT$
		(Unaudited)
Cash and bank deposits	$7,986	$5,620
Negotiable Certificate of Deposit	25,751	38,919
Commercial paper purchased	36,936	37,181
Bond with resale agreements	—	650

	$70,673	$82,370

6.	SHORT-TERM INVESTMENTS

	December 31, 2006		June 30, 2007
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Available-for-sale securities
Open-end mutual funds	$5,789	$431	$16,134	$642
Real estate investment trust fund	179	29	292	128
Listed stocks	983	81	1,203	29
Convertible bonds	—	—	44	1

	6,951	541	17,673	800
Held-to-maturity securities
Collateralized loan obligation	—	—	51	—

	$6,951	$541	$17,724	$800

The Company’s gross realized gains and losses on the sale of investments for the six months ended June 30, 2007 were NT$108 million (unaudited) and NT$12 million (unaudited), respectively.

The Company has entered into investment management agreements with one well-known financial institution (fund managers) to manage its investment portfolios from October 2006. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of June 30, 2007, the original amount of the Company’s investment portfolios managed by these fund managers was US$100 million. The investment portfolios included securities such as open-end mutual funds, listed stocks and others.

7.	LONG-TERM INVESTMENTS

The long-term investments comprise the following:

	December 31, 2006		June 30, 2007
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$
			(Unaudited)
Equity investees:
Chunghwa Investment (“CHI”)	$975	49	$1,000	49
Taiwan International Standard Electronics (“TISE”)	609	40	532	40
Senao Networks, Inc. (“SNI”)	—	—	255	46
ELTA Technology Co., Ltd. (“ELTA”)	—	—	27	21
Spring House Entertainment Inc. (“SHE”)	17	30	17	30

	1,601		1,831

Cost investees:
Taipei Financial Center (“TFC”)	1,790	12	1,790	12
iD Branding Ventures (“iDBV”)	75	8	75	8
RPTI International (“RPTI”)	71	12	71	12
N.T.U Innovation Incubation Corporation (“NTUI”)	—	—	12	9
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15
3-Link Information Service (“3-Link”)	4	12	4	12

	1,945		1,957

Held-to-maturity securities:
Collateralized loan obligation	—	—	93	—
Corporate bond	—	—	150	—

	—		243

	$3,546		$4,031

The Company invested in ELTA in April 2007, for a purchase price of NT$27 million. ELTA is engaged mainly in professional on-line and mobile value-added content aggregative services.

SNI engaged in networking system designs and data applications. No dividends were declared by SNI for the six months ended June 30, 2007.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the six months ended June 30, 2006 and 2007, respectively.

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. Dividends of NT$42 (unaudited) million and NT$44 million (unaudited) were declared by TISE for the six months ended June 30, 2006 and 2007, respectively.

The Company invested Spring House in October, 2006, for a purchase price of NT$22 million. Spring House engages mainly in internet services. No dividend was declared by Spring House for the six months ended June 30, 2007.

NTUI engaged in investment consulting. No dividends were declared by NTUI for the six months ended June 30, 2007.

The Company invested iDBV on November 13, 2006, for a purchase price of NT$75 million. iDBV engages mainly in investment in companies dealing with brand marketing.

The Company evaluates the investments in TFC, iDBV, RPTI, Siemens, 3-Link and NTUI for impairment annually. There were no indicators of impairment noted in TFC, iDBV, RPTI, Siemens, 3-Link and NTUI for the six months ended June 30, 2006 and 2007, respectively.

The Company received dividends of NT$29 million (unaudited) and NT$36 million (unaudited) from Siemens for the six months ended June 30, 2006 and 2007, respectively.

The collateralized loan obligations is a forty-four-month security with fixed interest rate of 2.175%. The corporate bond is a three-year secured bond with fixed interest rate of 2.13%. The Company has the positive intent and ability to hold these securities to maturity.

8.	SHORT-TERM LOANS

	December 31, 2006	June 30, 2007
	NT$	NT$
		(Unaudited)
Bank loans—annual yield rate—2.955%	$126	$240

9.	LONG-TERM LOANS (CURRENT PORTION OF LONG-TERM LOANS)

	December 31, 2006	June 30, 2007
	NT$	NT$
		(Unaudited)
Loan from the Fixed-Line Fund	$300	$—
Bank loans—annual yield rate—2.42%-3.05%	23	600

	323	600
Less: Current portion of long-term loans	323	108

	$—	$492

The loan from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by the Ministry of Interior that allows the Company to obtain unsecured interest-free credit up to the original amount contributed to the fund. The outstanding principal is carried at its undiscounted amount and is payable in three annual installments (NT$200 million, NT$200 million and NT$300 million) starting on March 12, 2005 until March 12, 2007.

SENAO obtained one secured loan and two unsecured loans from Land Bank, Industrial Bank of Taiwan, and Land Bank, respectively. All principal amounts are payable semiannually. The loans are due by June 15, 2013, May 4, 2008 and June 15, 2011, respectively.

CHIEF obtained a secured loan from Chinatrust Commercial Bank. Interest and principal are payable monthly and the secured loan is due by November 18, 2007.

As of June 30, 2007, the Company has unused credit lines of approximately NT$26,910 million (unaudited), which are available for short-term and long-term borrowings.

10.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is NT$120,000,000,020. Chunghwa’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at NT$10 (par value) in the event its ownership of Chunghwa falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

As the preferred shares are mandatory redeemable in 2009, the shares are classified as other long-term liabilities. The redemption value of preferred shares is NT$20.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of ADS amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Subsequently, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Afterwards, the MOTC and Taiwan Mobile Co., Ltd sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of June 30, 2007, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents, exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2006 and June 30, 2007, the outstanding ADSs were 306,149 thousand units (including stock dividends), which equaled approximately 3,061,488 thousand common shares and represented 31.67% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings, shall be distributed in the following:

a.	From 2% to 5% of distributable earnings shall be distributed to employees as employee bonus.

b.	No more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization.

c.	Cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.

During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the stockholders based on the resolution of stockholders’ meeting.

If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2006 earnings of the Company have been approved and resolved by the stockholders on June 15, 2007 as follows:

Amount
NT$
Legal reserve	$3,998
Special reserve	(1)
Cash dividends—NT$3.58 per share	34,611
Employee bonus—cash	1,257
Remuneration to board of directors and supervisors	36

$39,901

The shareholders’ meeting held on June 15, 2007 also resolved to transfer capital surplus in the amount of NT$9,668 million to capital stock. Such transfer requires formal legal procedures to issue the shares and complete the transfer. Such formality had not been completed as of June 30, 2007, therefore, the amount of capital to be transferred is classified as “Capital stock to be issued” on the balance sheet as of June 30, 2007.

In addition, the shareholders’ meeting resolved to reduce capital in the amount of NT$9,668 million after the aforementioned capital increase is completed and will return the equivalent cash to its shareholders in order to restructure its capital.

11.	SHARE-BASED COMPENSATION

The MOTC provided employees of Chunghwa with two stock purchase plans: The market discount plan and the par value plan.

Market discount plan—under the market discount plan, the MOTC sold shares of stock at discounted prices to employees at various times from October 2000 to September 2005. The employees purchased the common shares at discounts of 10% and 20% and 50% from the quoted market price in consideration for their commitment to hold the common shares for two, three and four years (the “holding periods”), respectively. The common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. There were no market discount plan offerings during the six-month periods ended June 30, 2006 and 2007.

Par value plan—under the par value plan, the MOTC sold shares of stock to employees at par value (NT$10). The difference between the market price of the stock on the offering dates and the par value was recognized as compensation expense. The total shares sold to employees by the MOTC for the three months ended June 30, 2006 and 2007 were 10,411,955 shares and zero share, respectively. The MOTC received total proceeds of NT$104 million (unaudited) and nil (unaudited) for the six months ended June 30, 2006 and 2007, respectively, from these sales.

The Company recognized NT$503 million (unaudited) and nil (unaudited) as compensation expense for the discounted shares purchased by employees under the par value plan for six months ended June 30, 2006 and 2007, respectively.

The basic earnings per share were reduced NT$0.05 (unaudited) and nil (unaudited) for six months ended June 30, 2006 and 2007, respectively, after the Company recognized the aforementioned compensation expenses under par value plan. There was no income tax benefit recognized in the statement of operation for share-based compensation arrangements and there was no effect on the statements of cash flow.

SENAO has several employee stock option plans (“SENAO Plans”) which has graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital deduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment.

During the six months ended June 30, 2007, the Company recognized approximately NT$5 million (unaudited), of stock-based compensation expense which is included in the Company’s results of operations. As of June 30, 2007, total unrecognized compensation expense related to stock options granted is NT$43 million. The unrecognized compensation expense as of June 30, 2007 is expected to be recognized over the next 3.2 years.

The 2007 compensation expense was determined by calculating the fair value of each option grant using the Black-Scholes-Merton option-pricing model assuming a risk-free interest rate of 1.75-2.00%, expected term of 4.375 years, volatility of 39.63-53.07% and zero dividend yield.

12.	PENSION PLAN

Pension costs for the defined benefit plan amounted to NT$1,679 million (unaudited) and NT$1,503 million (unaudited) for the six months ended June 30, 2006 and 2007, respectively, and NT$853 million (unaudited) and NT$755 million (unaudited) for the three months ended June 30, 2006 and 2007, respectively. Pension costs for the defined contribution plan amounted to NT$20 (unaudited) and NT$34 million (unaudited) for the six months ended June 30, 2006 and 2007, respectively, and NT$12 million (unaudited) and NT$23 million (unaudited) for the three months ended June 30, 2006 and 2007, respectively. The Company’s contributions to all retirement plans were NT$872 million (unaudited) and NT$322 million (unaudited) for the six months ended June 30, 2006 and 2007, respectively, and NT$428 million (unaudited) and NT$214 million (unaudited) for the three months ended June 30, 2006 and 2007, respectively.

Chunghwa approved a Special Retirement Incentive Program (“Program C”) in December 2005. Program C allowed eligible employees who voluntarily applied to leave the Company from March 1 to June 30, 2006 to also receive benefit payments based on the respective original plan plus additional separation payments. The approval procedure took up to 15 days after applications were submitted therefore, if employees applied for the voluntary retirement on June 30, 2006, they were eligible to retire from the Company on or before April 14, 2006. The present value of such amount over and above the lump sum amount that would have been paid to the eligible employees was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income when employees formally accepted the term of Program C. The Company recognized expense of NT$2,302 million (unaudited) for Program C for the six months ended June 30, 2006.

13.	COMMITMENTS AND CONTINGENCIES

As of June 30, 2007, the Company has commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$943 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$14,457 million (unaudited).

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

June 30, 2007
NT$
(Unaudited)
Within the following year (July 1, 2007 to June 30, 2008)	$1,315
During the second year (July 1, 2008 to June 30, 2009)	1,158
During the third year (July 1, 2009 to June 30, 2010)	738
During the fourth year (July 1, 2010 to June 30, 2011)	423
During the fifth year and thereafter (July 1, 2011 to thereafter)	318

$3,952

As of June 30, 2007, the Company had unused letters of credit of NT$1,028 million (unaudited).

As a part of the government’s effort to upgrade the existing telecommunication infrastructures, the Company and other public utility companies were required by the ROC government to contribute a total of NT$4,500 million to funds called the Fixed-Line Fund and the Piping Fund (collectively referred to as the “funds”). Under the Fixed-Line Fund, the Company contributed NT$1,000 million to the fund, administered by the ROC Ministry of Interior Affair, on June 30, 1995. Under the Piping Fund, the Company contributed NT$1,000 million to the fund, administered by the Taipei City Government, on August 15, 1996. Both contributions were accounted for by the Company as “other assets—other” on the Company’s balance sheets.

Through the use of the Funds, the governmental agencies will construct new underground fixed-lines and conduits and perform on-going maintenance operations. Currently, a portion of the fixed-lines and conduits are constructed and ready to be used. If the contributions to the funds were not sufficient to finance the construction of the new underground fixed lines and conduits, the contributors to the Funds and the governmental agencies will determine if and when to raise additional funds and the amounts of such contributions from each party.

The Company understands that (a) upon completion of the projects, the Company will receive a proportionate legal interest in the assets; or (b) if the projects are incomplete upon dissolution of the funds, the Company will receive its money back. No expiration or dissolution date is specified in the related documents.

14.	LITIGATION

A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd, Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Taiwan Post Co., Ltd. in the amount of NT$768 million for land usage compensation due to the portion of land usage area in excess of the Company’s ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District Court. As of August 16, 2007, the case is still in the procedure of the first instance at the Taiwan Taipei District Court. While the Company cannot make any assurance regarding the eventual resolution of the litigation, the Company does not believe the final outcome will have a material adverse effect on its results of operations or financial condition. As of June 30, 2007, no provision was provided for the litigation.

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

15.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates in stock prices. The Company engaged in foreign currency forward exchange contracts and index future contracts during the six months ended June 30, 2007. Net losses arising from derivative financial instruments for the six months ended June 30, 2007 were NT$74 million (unaudited) (including realized settlement losses of NT$77 million (unaudited) and valuation gains of NT$3 million (unaudited)).

Outstanding forward exchange contracts as of June 30, 2007:

	Currency	Holding Period	Contract Amount (in Million)
June 30, 2007

Buy	USD/NTD	2007.06-2007.07	USD	1
Sell	JPY/USD	2007.06-2007.09	JPY	654
	EUR/USD	2007.06-2007.09	EUR	31
	GBP/USD	2007.06-2007.09	GBP	3
	USD/GBP	2007.06-2007.09	USD	—

Outstanding index future contracts as of June 30, 2007:

	Maturity Date	Units	Contract Amount (in Million)
June 30, 2007

Index future contracts
AMSTERDAM IDX FUT	2007.07	9	EUR	1
CAC40 10 EURO FUT	2007.07	45	EUR	3
IBEX 35 INDEX FUTR	2007.07	7	EUR	1
DAX INDEX FUTURE	2007.09	10	EUR	2
MINI S&P/MIB FUT	2007.09	23	EUR	1
FTSE 100 IDX FUT	2007.09	36	GBP	2
TOPIX INDEX FUTURE	2007.09	34	JPY	605
S&P 500 FUTURE	2007.09	23	USD	9
S&P 500 EMINI FUTURE	2007.09	10	USD	1

b.	Non-derivative financial instruments are as follows:

	December 31, 2006		June 30, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$70,673	$70,673	$82,370	$82,370
Short-term investments	6,951	6,951	17,724	17,724
Long-term Investments for which it is:
—Not practicable	1,945	1,945	1,957	1,957
Refundable deposits (included in “other assets—other”)	3,545	3,545	3,498	3,498
Liabilities
Short-term loans	126	126	240	240
Customers’ deposits	6,654	5,641	6,511	5,527
Long-term loans (including current portion of long-term loans)	323	323	600	600

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.	Cash and cash equivalents and short-term investments—the carrying amounts approximate fair values because of the short maturity of those instruments.

b.	Long-term investments—the fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided above.

c.	Refundable deposits—the carrying amounts approximate fair values as the carrying amounts are the amount receivable on demand at the reporting date.

d.	Customers’ deposits—the fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

e.	Short-term loans and long-term loans (including current portion)—the fair value is based on the current rates offered to the Company for debt of the same remaining maturities.

16.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its operating segments based on the various types of telecommunications services and products provided to customers. The operating segments are segregated as below:

•	Local operations—the provision of local telephone services;

•	DLD operations—the provision of domestic long distance call services;

•	ILD operations—the provision of international long distance call services;

•	Cellular service operations—the provision of cellular and related services;

•	Internet and data operation—the provision of Internet access, lease line, and related services;

•	Cellular phone operations—the provision of selling cellular phones;

•	All other operations—the services other than the above six categories, such as paging operations and carrying out project research and providing training.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business segments:

For the three months ended June 30, 2006 (unaudited)

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$14,216	$3,112	$3,683	$19,020	$14,762	$824	$55,617
Elimination of intersegment amount	(4,815)	(599)	—	(770)	(3,400)	(16)	(9,600)
US GAAP adjustments	332	12	23	9	—	(9)	367

Total revenues from external customers	$9,733	$2,525	$3,706	$18,259	$11,362	$799	$46,384

Operating costs and expenses, excluding depreciation and amortization	$9,255	$1,168	$2,653	$8,999	$6,687	$1,183	$29,945
Elimination of intersegment amount	(1,272)	(828)	(857)	(3,492)	(2,982)	(171)	(9,602)
US GAAP adjustments	716	(59)	6	(145)	429	135	1,082

	$8,699	$281	$1,802	$5,362	$4,134	$1,147	21,425

Unallocated corporate amount							430

Total operating costs and expenses, excluding depreciation and amortization							$21,855

(Continued)

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Depreciation and amortization	$4,519	$159	$145	$1,979	$3,063	$356	$10,221
US GAAP adjustments	(43)	(2)	(2)	(16)	(26)	(1)	(90)

	$4,476	$157	$143	$1,963	$3,037	$355	10,131

Unallocated corporate amount							30

Total depreciation and amortization							$10,161

Income from operations	$443	$1,785	$885	$8,042	$5,011	$(713)	$15,453
Elimination of intersegment amount	(3,543)	229	856	2,722	(418)	154	—
US GAAP adjustments	(342)	73	20	170	(402)	(144)	(625)

	$(3,442)	$2,087	$1,761	$10,934	$4,191	$(703)	14,828

Unallocated corporate amount							(460)

Total income from operations							$14,368

Segment income before income tax	$508	$1,829	$925	$8,231	$5,127	$(746)	$15,874
Elimination of intersegment amount	(3,543)	229	856	2,722	(418)	154	—
US GAAP adjustments	(556)	(4)	(19)	(98)	(283)	(126)	(1,086)

	$(3,591)	$2,054	$1,762	$10,855	$4,426	$(718)	14,788

Unallocated corporate amount							(391)

Total segment income before income tax and minority interest							$14,397

(Concluded)

For the three months ended June 30, 2007 (unaudited)

	Fixed-line			Cellular Service	Internet and Data	Cellular Phone	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$12,673	$2,820	$3,911	$19,945	$16,283	$3,169	$1,326	$60,127
Elimination of intersegment amount	(3,624)	(482)	(1)	(1,288)	(4,012)	—	(297)	(9,704)
US GAAP adjustments	316	7	6	5	(101)	—	(8)	225

Total revenues from external customers	$9,365	$2,345	$3,916	$18,662	$12,170	$3,169	$1,021	$50,648

Operating costs and expenses, excluding depreciation and amortization	$8,087	$1,169	$2,923	$7,908	$7,113	$3,860	$923	$31,983
Elimination of intersegment amount	(1,289)	(775)	(687)	(3,494)	(3,354)	—	(105)	(9,704)
US GAAP adjustments	1,589	(6)	50	125	185	—	(8)	1,935

	$8,387	$388	$2,286	$4,539	$3,944	$3,860	$810	24,214

Unallocated corporate amount								1,233

Total operating costs and expenses, excluding depreciation and amortization								$25,447

Depreciation and amortization	$4,190	$164	$125	$2,172	$3,197	$28	$35	$9,911
US GAAP adjustments	(59)	(2)	(2)	(18)	(27)	—	16	(92)

	$4,131	$162	$123	$2,154	$3,170	$28	$51	9,819

Unallocated corporate amount								39

Total depreciation and amortization								$9,858

Income from operations	$396	$1,488	$863	$9,865	$5,972	$(719)	$368	$18,233
Elimination of intersegment amount	(2,335)	293	686	2,206	(658)	—	(192)	—
US GAAP adjustments	(1,214)	14	(42)	(102)	(258)	—	(16)	(1,618)

	$(3,153)	$1,795	$1,507	$11,969	$5,056	$(719)	$160	16,615

Unallocated corporate amount								(1,272)

Total income from operations								$15,343

Segment income before income tax	$(732)	$1,514	$836	$9,845	$5,796	$(711)	$247	$16,795
Elimination of intersegment amount	(2,335)	293	686	2,206	(658)	—	(192)	—
US GAAP adjustments	126	3	(4)	(16)	(167)	—	(25)	(83)

	$(2,941)	$1,810	$1,518	$12,035	$4,971	$(711)	$30	16,712

Unallocated corporate amount								(888)

Total segment income before income tax and minority interest								$15,824

For the six months ended June 30, 2006 (unaudited)

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$27,659	$6,132	$7,030	$37,506	$30,015	$1,402	$109,744
Elimination of intersegment amount	(9,020)	(1,176)	—	(1,323)	(7,501)	(18)	(19,038)
US GAAP adjustments	655	21	24	16	1	(19)	698

Total revenues from external customers	$19,294	$4,977	$7,054	$36,199	$22,515	$1,365	$91,404

Operating costs and expenses, excluding depreciation and amortization	$17,501	$2,373	$5,106	$18,013	$13,120	$2,347	$58,460
Elimination of intersegment amount	(2,423)	(1,711)	(1,660)	(7,146)	(5,778)	(320)	(19,038)
US GAAP adjustments	2,463	(42)	57	(29)	675	328	3,452

	$17,541	$620	$3,503	$10,838	$8,017	$2,355	42,874

Unallocated corporate amount							1,171

Total operating costs and expenses, excluding depreciation and amortization							$44,045

Depreciation and amortization	$9,085	$338	$302	$3,941	$6,153	$705	$20,524
US GAAP adjustments	(123)	(4)	(5)	(34)	(54)	29	(191)

	$8,962	$334	$297	$3,907	$6,099	$734	20,333

Unallocated corporate amount							57

Total depreciation and amortization							$20,390

Income from operations	$1,073	$3,421	$1,622	$15,552	$10,742	$(1,648)	$30,762
Elimination of intersegment amount	(6,597)	535	1,660	5,823	(1,723)	302	—
US GAAP adjustments	(1,685)	67	(28)	79	(620)	(378)	(2,565)

	$(7,209)	$4,023	$3,254	$21,454	$8,399	$(1,724)	28,197

Unallocated corporate amount							(1,228)

Total income from operations							$26,969

Segment income before income tax	$(41)	$3,509	$1,637	$15,718	$10,513	$(1,843)	$29,493
Elimination of intersegment amount	(6,597)	535	1,660	5,823	(1,723)	302	—
US GAAP adjustments	(508)	(5)	(31)	(133)	(353)	(204)	(1,234)

	$(7,146)	$4,039	$3,266	$21,408	$8,437	$(1,745)	28,259

Unallocated corporate amount							(939)

Total segment income before income tax and minority interest							$27,320

For the six months ended June 30, 2007 (unaudited)

	Fixed-line			Cellular Service	Internet and Data	Cellular Phone	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$25,661	$5,704	$7,340	$39,140	$31,504	$3,169	$2,160	$114,678
Elimination of intersegment amount	(7,794)	(1,149)	(2)	(2,415)	(7,159)	—	(337)	(18,856)
US GAAP adjustments	630	13	12	10	1	—	(59)	607

Total revenues from external customers and minority interest	$18,497	$4,568	$7,350	$36,735	$24,346	$3,169	$1,764	$96,429

Operating costs and expenses, excluding depreciation and amortization	$16,339	$2,330	$5,595	$16,916	$14,289	$3,860	$1,478	$60,807
Elimination of intersegment amount	(1,738)	(1,575)	(1,653)	(7,110)	(6,608)	—	(174)	(18,858)
US GAAP adjustments	1,759	(18)	38	63	173	—	(3)	2,012

	$16,360	$737	$3,980	$9,869	$7,854	$3,860	$1,301	43,961

Unallocated corporate amount								2,183

Total operating costs and expenses, excluding depreciation and amortization								$46,144

Depreciation and amortization	$8,478	$322	$232	$4,318	$6,385	$28	$136	$19,899
US GAAP adjustments	(133)	(3)	(3)	(36)	(55)	—	45	(185)

	$8,345	$319	$229	$4,282	$6,330	$28	$181	19,714

Unallocated corporate amount								60

Total depreciation and amortization								$19,774

Income from operations	$845	$3,052	$1,512	$17,906	$10,831	$(719)	$545	$33,972
Elimination of intersegment amount	(6,058)	425	1,651	4,695	(552)	—	(161)	—
US GAAP adjustments	(995)	35	(22)	(17)	(117)	—	(102)	(1,218)

	$(6,208)	$3,512	$3,141	$22,584	$10,162	$(719)	$282	32,754

Unallocated corporate amount								(2,243)

Total income from operations								$30,511

(Continued)

	Fixed-line			Cellular Service	Internet and Data	Cellular Phone	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Segment income before income tax	$(261)	$3,101	$1,509	$17,909	$10,736	$(711)	$359	$32,642
Elimination of intersegment amount	(6,058)	425	1,651	4,695	(551)	—	(162)	—
US GAAP adjustments	362	8	(3)	(15)	(83)	—	(110)	159

	$(5,957)	$3,534	$3,157	$22,589	$10,102	$(711)	$87	32,801

Unallocated corporate amount								(1,417)

Total segment income before income tax and minority interest								$31,384

(Concluded)

Upon consolidating the accounts of SENAO and its subsidiaries, the chief operating decision maker allocates resources and assesses the performance of aforementioned entities as cellular phone operation and has been presented such as a separate reportable segment.

As significance of paging operation has been decreased below quantitative thresholds required by SFAS 131 in 2006 and thereafter, the Company did not disclose paging operations separately.

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2006	2007	2006	2007
	NT$	NT$	NT$	NT$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Taiwan, ROC	$45,470	$50,285	$89,514	$95,140
Overseas	914	363	1,890	1,289

	$46,384	$50,648	$91,404	$96,429

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has non-revenue generating offices in Thailand, U.S., and Vietnam. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.06 million (unaudited) and NT$0.06 million (unaudited) at December 31, 2006 and June 30, 2007, respectively, are located in Taiwan, ROC.

Chunghwa Telecom Reports Operating Results for 1H 2007

33.5% rise in profit reflecting the benefit of the completion of the ERP and the decrease of income tax expense

Taipei, Taiwan, R.O.C. AUGUST 30, 2007—Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the first six months of 2007. All figures were prepared in accordance with US GAAP.

(Comparisons, unless otherwise stated, are with the prior year period)

Financial Highlights for 1H07:

-	Total revenue increased 5.5% to NT$96.4 billion

-	Internet and data revenue grew 7.8%; ADSL & FTTB revenue increased by 7.3%

-	Mobile revenue grew 1.5%; Mobile VAS revenue increased by 18.0%

-	Net income totaled NT$26.4 billion, an increase of 33.5%

-	Earnings per share (EPS) increased by 34.1% to NT$2.48, or NT$24.83 per ADS

Financial Highlights for 2Q07:

-	Total revenue increased 9.2% to NT$50.6 billion

-	Internet and data revenue grew 6.7%; ADSL & FTTB increased by 4.6%

-	Mobile revenue grew 2.2%; Mobile VAS revenue increased by 22.7%

-	Net income totaled NT$15.3 billion, an increase of 46.1%

-	Earnings per share (EPS) increased by 46.9% to NT$1.44, or NT$14.37 per ADS

Three-Year Early Retirement Program (ERP) Completed Successfully

The three-year Early Retirement Program (ERP) was completed in the first half of 2007, with a total of 4,574 employees participating in this Program. Since the ERP was first initiated in 2005, the Company headcount fell from 27,210 to 24,102 on June 30, 2007. The salary and pension provision decreased from NT$37.9 billion in 2004 to NT$35.5 billion in 2006, and the Company expects it to decline further to NT$32.6 billion at the end of 2007.

The effect of ERP cost savings on total personnel expenses was less powerful due to one-time ERP incentive compensation distributions to employees participating in the Program during 2005-2007, and an additional performance-based bonus program that began in 2005. The Company initiated the new performance-based bonus program post-privatization, aiming to improve employee morale and motivation and thus incentivizing better performance.

Revenues

Chunghwa’s total revenues for the first half of 2007 increased by 5.5% year-on-year to NT$96.4 billion, of which 31.5% was from fixed-line services, 38.1% was from mobile services, 25.3% was from Internet and data services, and the remainder from handset sales and other revenues. Chunghwa’s strong first-half results were led by continued Internet & data growth, solid mobile business results, and the consolidation of revenues from the Company’s acquisition of SENAO. At NT$24.3 billion, Internet and data revenue in 1H 2007 was 7.8% higher than in 1H 2006. This was driven by the continued growth in total broadband subscriber base and broadband speed upgrades, and partly offset by an ADSL tariff adjustment that took effect on April 1, 2007. Mobile revenue increased by 1.5% in the first half of 2007 to NT$36.7 billion. This was mainly due to the robust contribution from growth in mobile subscribers and significant revenue growth from mobile VAS. Fixed-line revenues decreased by 2.9% to NT$30.4 billion in the first half of this year. The Company attributes this decrease to two factors: sustained mobile and broadband substitution resulted in a 4.1% local revenue decrease, and mobile and VoIP substitution was largely responsible for a 8.2% domestic long distance revenue decrease. The decline in fixed-line revenue was partially offset by a 4.2% increase in international long distance revenue, primarily attributable to significant revenue growth in international prepaid cards and wholesale business.

For the second quarter of 2007, total revenues were NT$50.6 billion, a 9.2% increase over the same period last year. Of this, 30.9% was from fixed-line services, 36.8% was from mobile services and 24.0% was from Internet and data services, with the remainder primarily attributed to the consolidation of revenues of NT$3.2 billion from SENAO, which began in 2Q 2007.

Costs and expenses

For 1H 2007, total operating costs and expenses increased year-on-year by 2.3% to NT$65.9 billion due primarily to the operating costs and expenses of NT$3.6 billion from subsidiary. This was partially offset by a 10.5% personnel expense decrease due to the lower headcount and lower levels of ERP compensation this year, and a 23.9% reduction in handset subsides. At NT$19.8 billion, depreciation and amortization expense of 1H 2007 was 3.0% lower than 1H 2006.

For 2Q 2007, total operating costs and expenses increased year-on-year by 10.3% to NT$35.3 billion, with most of the increase due to operating costs and expenses of NT$3.6 billion from the newly acquired SENAO. This was partly offset by a 6.1% decrease in personnel expenses and a 3% decrease in depreciation and amortization, as well as 23.8% lower handset subsidies during the quarter.

Income tax

Income tax for 1H 2007 was NT$4.9 billion, a significant decrease of 35.2% compared to NT$7.5 billion for 1H 2006. This was mainly due to the reversal of the provision for income tax on undistributed earnings in year 2006. Since privatization in Aug. 2005, the Company was required under US GAAP to record income tax on undistributed earnings prior to earnings distribution. This provision for undistributed earnings tax is allowed to adjust and reverse next year according to the AGM’s resolution on earnings distribution.

EBITDA and net income

EBITDA for 1H 2007 increased 6.2% year-on-year to NT$50.3 billion, resulting in an EBITDA margin of 52.1%, up from 51.8% for 1H 2006. Net income for 1H 2007 was NT$26.4 billion, an increase of 33.5%. The strong increase in net income can be attributed to the decreased personnel expenses, earnings from subsidiaries, and a decrease in income tax expense due to the reversal of the previous year’s provision for income tax on undistributed earnings.

Capex

Capital expenditures totaled NT$9.7 billon for 1H 2007, of which 85% was for wire line equipment (including fixed-line and Internet and data), 13% was for wireless equipment, and the remainder for others. The Company expects total capital expenditures to be approximately NT$30 billion for the year ending December 31, 2007.

Cash Flows

Net cash flow from operations decreased by 29% to NT$32.7 billion, as compared to NT$46.1 billion in 1H 2006. This was primarily due to increase in income tax payments and the performance-based employee bonus. As of June 30, 2007, the Company’s cash and cash equivalents totaled NT$82.4 billion.

Businesses Performance Highlights:

Internet and Data Services

•

Total HiNet subscribers decreased 7.3% from 1Q 2007 to 4.03 million at the end of June 2007, due to the separation of 330k Prepaid Card subscribers from the total HiNet subscriber base since May 2007. This decline was partly offset by strong growth in HiNet FTTB subscriptions, with net additions of 72k over the course of the second quarter bringing the total number of HiNet FTTB subscribers to 310k on June 30, 2007, a significant increase from 30k a year earlier.

•

Overall, the Company had 4.17 million broadband subscribers (including ADSL and FTTB subscribers) at the end of June 2007, a 7.7% increase in the number of total broadband subscriptions compared to the same period of last year. By the end of June 2007, the number of ADSL and FTTB subscriptions with a service speed of greater than 8 Mbps reached 1.04 million, representing 24.9% of total broadband subscribers.

•

Total Data revenues were NT$5.69 billion in 1H 2007, a 8.2% increase compared to in 1H 2006. This was primarily attributed to continued revenue growth from the VPN and IDC businesses, and the consolidation of NT$256 million of Chief Telecom revenues in 1H 2007.

•	As of the end of June 2007, Chunghwa had 333k MOD subscribers, with 48k new subscriptions added during the second quarter, a solid 112.5% year-on-year increase.

Mobile Services

•	As of June 30, 2007, Chunghwa had 8.58 million mobile subscribers, slightly up quarter-on-quarter by 0.29% compared to 8.56 million on March 31, 2007.

•

Chunghwa remained the leading mobile operator in Taiwan. According to statistics published by the NCC, at the end of June 2007, the Company’s total subscriber market share (including 2G, 3G and PHS) was 36.3%, while 2G revenue and 2G subscriber market share were 35.1% and 40.2%, respectively.

•

Chunghwa had 400k net additions to its 3G subscriber base during the second quarter, recording a 31.1% rise in the total number of 3G subscribers to 1.68 million on June 30, 2007. At the end of second quarter this year, the ARPU of 3G was 58% higher than that of 2G.

•	Mobile VAS revenue for 1H 2007 was NT$2.4 billion, posting an 18.0% increase year-on-year, with SMS revenue up 24.6% and mobile internet revenue up 23.4%.

Fixed-line Services

•	As of the end of June 2007, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 13.04 million.

Financial Statements

Financial statements and additional operational data can be found on the Chunghwa Telecom website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press conference contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 and F-3 filed with the U.S. Securities and Exchange Commission in connection with our ADR public offering.

The financial statements included in this press conference were prepared and published in accordance with US GAAP. Chunghwa Telecom also prepared certain financial statements for the same periods discussed in this press conference under ROC GAAP. Investors are cautioned that there are many differences between US GAAP and ROC GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press conference reflect the current belief of Chunghwa Telecom as of the date of this press conference and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fu-fu Shen

Investor Relations

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